Mail Stop 6010

November 7, 2006

Via Facsimile and U.S. Mail

Mr. Michael L. Canning
Chief Executive Officer
SiRF Technology Holdings, Inc.
148 E. Brokaw Road
San Jose, CA   95112

      Re: **SiRF Technology Holdings, Inc.**
               Form 10-K for the year ended December 31, 2005
               Filed March 31, 2006
               File No. 0-50669

Dear Mr. Canning:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Michael L. Channing
SiRF Technology Holdings, Inc.
November 7, 2006
Page 2

Form 10-K for the year ended December 31, 2005

Note 3 – Business and a Development-Stage Company Acquisitions, page 64

1.   We note your response to comments 1 and 2 of our letter dated September 12, 2006. In
        future filings, as applicable, comply fully with the disclosure requirements of paragraphs
        54 and 55 of SFAS 141. In your 2006 Form 10-K, please include the pro forma financial
        disclosures for the acquisitions consummated in 2005 as if the acquisitions were
        consummated at the beginning of 2005 and 2004. We will rely on management and its
        advisors in determining the reliability of any financial information relating to the
        Motorola GPS chip set product and the company's conclusion on presenting pro forma
        data relating to that acquisition. Any pro forma disclosure you present excluding that
        acquisition should include a clear and detailed discussion of your reasons for reaching
        that conclusion and a clear description of how the acquisition is expected to affect your
        future operations.

                                    *   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter with your response that keys
your responses to our comment and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comment.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-
3671 if you have questions regarding this comment.

                                    Sincerely,

                                    Martin F. James
                                    Senior Assistant Chief Accountant